U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB

Amendment No. 1

General form for registration of securities of small business issuers

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Xelos, Inc.

(Name of Small Business Issuer in its charter)

Florida

(State or other jurisdiction of incorporation or organization)

65-1045849

(IRS Employer Identification No.)

3858 Coral Tree Circle 308, Coconut Creek Florida 33073

(Address of principal executive offices) (Zip Code)

(954) 975-9169

(Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act: Common Stock

Title of each class to be so registered: Common Stock,

$0.001 par value per share

PART I

Item 1. Description of Business

Business Overview.

We were incorporated in the State of Florida on June 28, 1999. We have not been involved in any bankruptcies, receivership or similar proceeding. We have not been involved in any material reclassifications, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Since inception, our primary activity has been directed to organizational efforts. We were formed as a vehicle to acquire or be on the over the counter bulletin board. This type of acquisition is sometimes referred to as a reverse merger. Companies such as ours are called blank check or shell companies.

A "shell" company whose sole purpose at this time is to locate and consummate a reverse merger or reverse acquisition with an unidentified private entity (hereinafter referred to as the "business opportunity" or "business combination".)

We have elected to file this Form 10 on a voluntary basis because we believe that a private company desiring to become an SEC reporting company in order thereafter to secure a listing on the over the counter bulletin board will be more receptive to an acquisition by an SEC reporting company. We will voluntarily file periodic reports in the event our Business of Issuer.

ASPECTS OF A REPORTING COMPANY

There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

* Increased visibility in the financial community

* Provision of information required under Rule 144 for trading of eligible securities

* Compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market

* The facilitation of borrowing from financial institutions;

* Improved trading efficiency

* Shareholder liquidity

* Greater ease in subsequently raising of capital

* Compensation of key employees through stock options for which there may be a market valuation

* Enhanced corporate image

There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

* Requirement for audited financial statements;

* Required publication of corporate information;

* Required filings of periodic and episodic reports with the Securities and Exchange Commission;

* Increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

Certain private companies may find a business combination more attractive than an initial public offering of their securities.

Reasons for this may include the following:

* Inability to obtain underwriter

* Possible larger costs, fees and expenses

* Possible delays in the public offering process

* Greater dilution of their outstanding securities

Certain private companies may find a business combination less attractive than an initial public offering of their securities.

Reasons for this may include the following:

* No investment capital raised through a business combination;

* No underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

* A company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

* A company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

* A company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

* A company, which believes that it, will be able to obtain investment capital on more favorable terms after it has become public;

* A foreign company which may wish an initial entry into the United States securities market;

* A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

* A company seeking one or more of the other perceived benefits of becoming a public company.

We are a development stage company. Our activities have been limited to capital formation and corporate organizational matters. To date, we have conducted no business, research or developmental activities. We have never had any specific products or offered services.

Our management will actively search for potential acquisition candidates rather than to advertise in the form of an ad in a publication to attract an acquisition candidate.

Employees

We currently have no full-time employees. Our officers and directors are engaged in business activities outside of us, and the aggregate amount of time they will devote to our Business, and the business of all other blank check companies with which is associated will be limited, usually involving one hour or less per week aggregate until an acquisition candidate has agreed to be acquired. The sole officers (Mr. Monahan and Mr. Huvler) receive no compensation for their services.

Intellectual Property.

We have no patents, trademarks, licenses, franchises, concessions, and royalty agreements or labor contracts.

RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

THE COMPANY HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS.

The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. The Officers of the Company has agreed to pay all expenses incurred by the Company until a business combination without repayment by the Company. Mr. Kevin Monahan and Mr. Scott Huvler are the sole shareholders of the Company. There is no assurance that the Company will ever be profitable.

COMPANY HAS ONLY TWO DIRECTORS AND TWO OFFICERS.

Since management consists of only two individuals, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide and the Company will rely completely on the judgment of its two officers when selecting a target company. Mr. Scott Huvler and Mr. Kevin Monahan anticipate devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Huvler nor Mr. Monahan have not entered into any written employment agreements with the Company and are not expected to do so. The Company has not obtained key man life insurance on Mr. Huvler nor Mr. Monahan. The loss of the services of Mr. Huvler or Mr. Monahan would adversely affect development of the Company's business and its likelihood of continuing operations.

CONFLICTS OF INTEREST.

Mr. Huvler and Mr. Monahan, the Company's president and Vice President, participate in other business ventures, which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future.

THE PROPOSED OPERATIONS OF THE COMPANY ARE SPECULATIVE.

The success of the Company's proposed plan of operation would depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. In the event the Company completes a business combination the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control. There is no assurances that the Company can identify a target company and consummate a business combination.

PURCHASE OF PENNY STOCKS CAN BE RISKY.

In the event that a public market develops for the Company's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION.

The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without, which the Company would not consider a business combination with such business entity.

Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to the Company at the time of effecting a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.

The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company; there is no assurance the Company will be successful in completing any such business combination.

REGULATION UNDER INVESTMENT COMPANY ACT.

In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities, which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act could subject the Company to material adverse consequences.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. As a condition of the business combination agreement, Mr. Huvler and Mr. Monahan, the sole shareholders of the Company, may agree to sell or transfer all or a portion of its Company's common stock so to provide the target company with all or majority control. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION.

A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the Company's common stock may increase or decrease, perhaps significantly.

TAXATION.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000.

Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected; by the companies or governments operating such programs. It is impossible to predict what computer programs will be affected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

YEAR 2000 PROBLEM MAY ADVERSELY AFFECT THE COMPANY.

The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict. If the Company does not determine the Year 2000 Problem readiness of a target company, or if that target company is unsure of its own readiness or vulnerability, then the Company may suffer severe consequences if the disruptions predicted by the Year 2000 Problem materialize. In addition to the those disruptions that may be suffered by region, such erratic distribution of electricity, gas, food, water, telephone and transportation systems, the Company may be specifically harmed by computer hardware or software failure on which the target company may have been dependent.

Item 2. Management Discussion and Analysis or Plan of Operation

We are a development stage organization; we have no operations or revenues to date. We have no assets.

We currently have no particular contemplated business opportunity. As of the date of this registration statement, we have not entered into negotiations regarding any business opportunity. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding any business opportunity between such other company and us.

We will not restrict our business opportunity search to any specific business, industry, or geographical location. We may participate in virtually any kind of business. We anticipate that we will participate in only one potential business opportunity, since we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities. Our management will have complete discretion selecting an appropriate business Opportunity.

Substantially all of our expenses that must be funded by management will be from our efforts to identify a suitable acquisition candidate and close the acquisition. Management has agreed in writing to fund our cash requirements until an acquisition is closed. So long as management does so, we will have sufficient funds to satisfy our cash requirements. This is primarily because we anticipate incurring no significant expenditures. Before the conclusion of an acquisition, we anticipate our expenses to be limited to accounting fees, legal fees, telephone, mailing, filing fees, occupational license fees, and transfer agent fees.

We do not intend to seek additional financing. At this time we believe that the funds to be provided by management will be sufficient for funding our operations until we find an acquisition and therefore do not expect to issue any additional securities before the closing of a business opportunity.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. The Company intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. The Company may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

Item 3. Description of Property

We currently have no assets, lease or any real property. We are presently using office space provided by our Vice President, Mr. Monahan, without charge, at 3858 Coral Tree Circle 308, Coconut Creek, Florida 33073. Such arrangement is expected to continue only until a business opportunity is closed. However, there is currently no such agreement between us, and Mr. Monahan.

Item 4. Security Ownership of Certain Beneficial Owners and Management

As of July 7, 1999, there were 2,000,000 Shares of our common stock, $.001 par value outstanding. The following table sets forth information about our current shareholders. Holdings of our shares by each person who, subject to the above, at the date of this registration, holds of record or is known by our management to own beneficially more than 5.0% of the common shares and, in addition, by all of our directors and officers individually and as a group.

Beneficial Owner	Amount of Ownership	Percentage
Mr. Huvler	1,000,000	50%
Mr. Monahan	1,000,000	50%

Both Mr. Huvler and Mr. Monahan will retain an amount our issued and outstanding stock after issuance of all shares in the merger and closing of the merger transaction as is agreed in arms-length negotiations with the business opportunity.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Mr. Huvler, 43 years of age, is our President and Director. Mr. Huvler has served as President and Director of the Company since our inception. His term will expire upon the closing of the business opportunity.

Mr. Monahan, 28 years of age, is our Vice President and Director. Mr. Monahan has served as Vice President and Director of the Company since our inception. His term will also expire upon the closing of the business opportunity.

Name	Age	Title
Mr. Huvler Director	43	President
Mr. Monahan Director	28	Vice President

Mr. Huvler responsibilities will include management of our operation. Since 1985, Mr. Huvler has been Vice President of Eagle Mark Equipment IV.

Mr. Monahan responsibilities will include our administrative and financial activities. Since 1994, Mr. Monahan has been involved in the securities industry and now is a consultant for strategic operations and development for a number of companies. He received an A.S. Degree from the University of St. Johns.

Other than those mentioned above, we have no employees and do not anticipate hiring any in the future. There are no family relationships among our officers, directors, or nominees for such positions. None of our directors, executive officers, promoters or control persons has been involved in any legal proceedings material to the evaluation of the ability or integrity of any aforementioned persons.

Item 6. Executive Compensation
Compensation Chart	Annual Compensation	Long Term Compensation
Name/Position	Year	Salary $	Bonus $	Other $
Mr. Huvler President	2000	0	0	0
Mr. Monahan Vice President	2000	0	0	0

Item 7. Certain Relationships and Related Transactions

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company. We issued 1,000,000 shares of our common stock to Mr. Huvler, our President and Director and 1,000,000 shares of our common stock to Mr. Monahan, our Vice President and Director, for their services rendered in formation of the Company .

(See Item 4. Recent Sales of Unregistered Securities.) Other than this transaction, we have not entered into transactions with any promoters.

Our management is involved in other business activities and possibly, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between their other business and us interests. We have not formulated a policy for the resolution of such conflicts. We will not merge into or acquire another company in which our management or affiliates or associates directly or indirectly have an ownership interest.

Item 8. Description of Securities

All significant provisions of our capital stock are summarized in this form. However, the following statements constitute brief summaries of the material information in our Article of Incorporation and Bylaws.

Common Stock

Our Articles of Incorporation authorize us to issue 50,000,000 common shares, at $.001 par value per common share. There are currently 2,000,000 shares of common stock outstanding. All outstanding common shares are legally issued, fully paid and non-assessable.

You have voting rights for your shares. You and all other common stockholders may cast one vote for each share held of record on all matters submitted to a vote. You have cumulative voting rights in the election of directors.

There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends, and we may pay dividends on our shares in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and it is not anticipated that any dividends will be paid in the foreseeable future.

Common shares are not redeemable, have no conversion rights and carry no preemptive or other rights to or purchase additional common shares in the event of a subsequent offering.

There are no other material rights of the common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of our Company. We have not issued debt securities.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

To date, there has been no trading market for our common stock. The outstanding common stock was issued at par value upon formation of us in reliance upon an exemption from registration contained in Section 4(2) of the Securities Act. Management owns 100% of our stock. As a result, there is no likelihood of an active public trading market. There can be no assurance that a trading market will develop upon the closing of a business combination. To date; neither we nor anyone acting on our behalf has taken any affirmative steps to retain or encourage any broker dealer to act as a market maker for our common stock.

Moreover, there have been no discussions or understandings, preliminary or otherwise, between us or anyone acting on our behalf and any market maker regarding the participation of any such market maker in the future trading market, if any, for our common stock. Present management does not anticipate that any such negotiations; discussions or understandings shall take place prior to the execution of an acquisition agreement. Management expects that discussions in this area will ultimately be initiated us.

There are no outstanding options or warrants to purchase, or securities convertible into, our common equity. The 2,000,000 shares of our common stock currently outstanding are restricted securities as that term is defined in the Securities Act. Any shares retained by Mr. Huvler or Mr. Monahan must either be registered for sale or may only be sold subject to Rule 144.

Item 2. Legal Proceeding

We are not a party to any pending legal proceeding and are not aware of any contemplated legal proceeding by a governmental authority or any other person or entity involving our Company.

Item 3. Changes in and Disagreements with Accountants

During the most recent fiscal year(s) and the subsequent interim period, we have had no disagreement, resignation or dismissal of our principal independent accountant. Our principal accountant has been Joel S. Baum, CPA

Item 4. Recent Sales of Unregistered Securities

On July 1, 1999, we issued 1,000,000 shares of our common stock to Mr. Huvler and 1,000,000 shares of our common stock to Mr. Monahan for services rendered to our Company and costs advanced in the formation of our Company.

Item 5. Indemnification of Directors and Officers

Our directors are bound by the general standards for directors under the provisions of Florida law. These provisions allow them in making decisions to consider any factors as he deems relevant, including our long-term prospects and interests and the social, economic, legal or other effects of any proposed action on the employees, suppliers or our customers, the community in which the we operate and the economy. Florida law limits our director's liability.

Our Articles of Incorporation provide that we shall have the power, in our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify our officers and directors against any contingency or peril as may be determined to be in our best interests, and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of a controlling person, director or officer of our Company, which would affect his or her liability in that capacity.

Part F/S

FINANCIAL STATEMENTS

Set forth below are the financial statements for the company for the period ended October____, 2000. The following financial statements are attached to this report as Exhibit 13.1 and filed as a part thereof.

Part III

ITEM 1. INDEX TO EXHIBITS.
Exhibit Number	Description
3.1	Articles of Incorporation of XELOS, INC.
3.2	By-Laws of XELOS, INC.
13.1	Audited Financial Statements
23.1	Consent of Accountants

SIGNATURES

In accordance with section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

XELOS, INC.

Dated: October 31, 2000

By: /s/ Scott Huvler

Scott Huvler, President